Exhibit 3.2

Amendment to the Memorandum and Articles of Association of Miluna Acquisition Corp

(adopted by a special resolution dated 28 August 2025)

(a)	Paragraph 5 of the memorandum of association of Miluna Acquisition Corp (the Company) shall be replaced with the following in its entirety:

“The share capital of the Company is US$55,500 divided into 555,000,000 shares of a par value of US$0.0001 each, comprising (i) 550,000,000 ordinary shares of a par value of US$0.0001 each and (ii) 5,000,000 preferred shares of a par value of US$0.0001 each.”

(b)	the definitions of “Class A Ordinary Share”, “Class B Ordinary Share” and “Ordinary Share” in Article 1.1 of the articles of association of the Company shall be deleted in their entirety.